

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 16, 2010

Via U.S. Mail

William Threadgill
President
Synthetic Fixed-Income Securities, Inc.
One Wachovia Center
301 South College Street
Charlotte, NC 28288

> Re: **STRATSₛₘ Trust for BNSF Funding Trust I Securities, Series 2007-2**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 27, 2009**
> **File no. 001-33639**

Dear Mr. Threadgill:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Regards,

                    Amanda Ravitz
                    Branch Chief – Legal